Exhibit 99.1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Sovello AG, Bitterfeld-Wolfen, Germany
We have audited the accompanying statement of financial position of Sovello AG (the “Company”) as of December 31, 2009, and the related statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of Sovello AG as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Frankfurt/Main, Germany, April 23, 2010
Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

/s/ J. Wegner	/s/ ppa. Ch. Schwarz

(J. Wegner)	(ppa. Ch. Schwarz)
Independent Auditor	Independent Auditor
[Wirtschaftsprüfer]	[Wirtschaftsprüfer]

Sovello AG
Statement of Comprehensive (Loss) Income for the years ended December 31,

(In thousands of EUR)	Notes	2009	2008
			(unaudited)
Revenues	2.1.	111,731	219,296
Change in inventories of finished goods and work in progress		995	3,952
Own work capitalized	2.2.	856	334
Other operating income	2.3.	11,748	10,754
Cost of materials and services	2.4.	-78,584	-110,008
Personnel expenses	2.5.	-37,455	-37,835
Amortization, depreciation and impairment of intangible assets and property, plant and equipment	2.6.	-29,618	-22,377
Other operating expenses	2.7.	-26,166	-31,440
(Loss) Profit from operating activities		-46,493	32,676

Interest and similar income	2.8.	76	867
Interest and similar expense	2.8.	-16,774	-11,794
(Loss) Profit before tax		-63,191	21,749

Income tax benefit/(expense)	2.10.	312	-4,365
(Loss) Profit after tax		-62,879	17,384

Other comprehensive income:
Changes in fair values of derivatives designated as cash flow hedges		718	-982
Income taxes		-165	226

Changes recognized outside profit or loss (cash flow hedges)	4.3.2	553	-756

Total comprehensive (loss) income		-62,326	16,628

The accompanying notes are an integral part of these financial statements
Anlage 1.1

Sovello AG
Statement of Financial Position

(In thousands of EUR)	Notes	Dec 31, 2009	Dec 31, 2008
			(unaudited)
ASSETS
Non-current assets
Intangible assets	3.1.	1,790	2,078
Property, plant and equipment	3.2.	267,202	258,716
Advance payments	3.5.	32,369	32,317
Deferred tax assets	3.3.	0	264
Total		301,361	293,375

Current assets
Inventories	3.4.	35,574	32,219
Advance payments	3.5.	7,657	24,564
Trade receivables	3.6.	10,320	48,857
Other financial assets	3.7.	595	2,686
Other assets	3.8.	18,514	53,919
Cash and cash equivalents	3.9.	24,267	11,525
Total		96,927	173,770

Total assets		398,288	467,145

EQUITY AND LIABILITIES
Equity
Share capital		480	480
Capital reserve		109,127	90,627
Revenue reserves		48	48
Accumulated other comprehensive income		-330	-883
Retained earnings		-45,355	17,524
Total	3.10.	63,970	107,796

Non-current liabilities
Borrowings	3.11.	0	175,477
Deferred federal and state investment grants	3.13.	38,171	45,371
Other provisions	3.15.	1,355	1,224
Deferred tax liabilities	3.3.	125	606
Other financial liabilities	3.16.	0	1,147
Other liabilities	3.19.	117	77
Total		39,768	223,902

Current liabilities
Borrowings	3.11.	241,802	83,575
Trade payables	3.12.	24,777	34,030
Deferred federal and state investment grants	3.13.	8,621	8,087
Accrual for the repayment of federal and state investment grants	3.14.	11,462	0
Other provisions	3.15.	1,062	1,908
Other financial liabilities	3.16.	429	0
Current income tax liabilities	3.17.	3,472	3,603
Other liabilities	3.18.	2,925	4,244
Total		294,550	135,447

Total liabilities		334,318	359,349

Total equity and liabilities		398,288	467,145

The accompanying notes are an integral part of these financial statements
Anlage 1.2

Sovello AG
Statement of Changes in Equity for the years ended December 31, 2009 and 2008

					Accumulated
					other compre-
					hensive income
					Change in fair
		Share	Capital	Revenue	values of hedging	Retained	Total
(In thousands of EUR)	Notes	capital	reserve	reserves	instruments	earnings	equity
Changes in 2008 (unaudited)

Balance at January 1, 2008		480	90,627	0	-127	188	91,168
Transfer to the statutory reserve in accordance with section 150 German Stock Corporation Act		0	0	48	0	-48	0
Total comprehensive (loss) income		0	0	0	-756	17,384	16,628
Balance at December 31, 2008		480	90,627	48	-883	17,524	107,796

Changes in 2009

Balance at January 1, 2009		480	90,627	48	-883	17,524	107,796

Shareholders’ payments into capital reserves		0	18,500	0	0	0	18,500
Total comprehensive income (loss)		0	0	0	553	-62,879	-62,326
Balance at December 31, 2009	3.10.	480	109,127	48	-330	-45,355	63,970

The accompanying notes are an integral part of these financial statements
Anlage 1.3

Sovello AG
Statement of Cash Flows for the years ended December 31,

(In thousands of EUR)	Notes	2009	2008
			(unaudited)
(Loss) Profit before tax		-63,191	21,749
Net interest expense	2.8.	16,698	10,927
Amortization, depreciation and impairment of intangible assets and property, plant and equipment	2.6.	29,618	22,377
Gain/loss from disposal of property, plant and equipment and intangible assets		27	0
Amortization of deferred federal and state investment grants	2.3.	-6,900	-6,564
Change in accruals and other provisions	3.14.,3.15.	8,816	-1,478
Other non-cash income and expenses		-1,104	1,115
Amortization of advance payments	3.5.	16,060	0
Change in inventories, trade receivables and other assets		41,550	-38,085
Change in trade payables and other liabilities		-2,032	2,347
Interest received		76	867
Income taxes paid		-221	-157

Net cash provided by/used in operating activities	4.1.	39,397	13,098

Payments for investments in property, plant and equipment and intangible assets (excluding borrowing costs capitalized)	3.1.,3.2.	-44,385	-90,258
Proceeds from disposal of intangible assets and property, plant and equipment		7	0
Proceeds from federal and state investment grants	3.13.	30,567	0
Advance payments made	3.5	-7,662	-2,000
Repayments of advance payments	3.5	8,887	9,090

Net cash used in investing activities	4.1.	-12,586	-83,168

Shareholders’ payments into equity	3.10.	18,500	0
Proceeds from borrowings	3.11.	27,021	87,822
Repayments of borrowings	3.11.	-52,714	-30,000
Loan financing costs paid		-150	-724
Interest paid		-6,693	-13,293

Net cash from financing activities	4.1.	-14,036	43,805

Net change in cash and cash equivalents		12,775	-26,265
Effect of exchange rate changes on cash and cash equivalents		-33	227
Cash and cash equivalents at beginning of period		11,525	37,563
Cash and cash equivalents at end of period	3.9.	24,267	11,525
Thereof curently not available for use by the Company	3.9.	2,779	0

The accompanying notes are an integral part of these financial statements
Anlage 1.4

Notes to the financial statements
Sovello AG, Bitterfeld-Wolfen
1 Summary of accounting policies
1.1. Basis of preparation
The annual financial statements of Sovello AG (“Sovello” or “the Company”) were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and in effect at the reporting date, applying the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the former Standing Interpretations Committee (SIC). These annual financial statements were prepared on a voluntary basis. References to the IFRSs in these notes are to be understood as references to the IFRSs and the International Accounting Standards (IASs) still in effect.
The following standards and Interpretations were required to be applied by Sovello for the first time in 2009:

Amendments to IAS 1 (2007)	Presentation of financial statements: A revised presentation
Amendments to IAS 23	Borrowing costs
Amendments to IFRS 7	Improving disclosures about financial instruments
Various standards	Improvements to IFRSs (May 2008).
The adoption of the amended IAS 1 affects the presentation of financial statements, particularly regarding the presentation of components of profit or loss and of other comprehensive income in the Statement of comprehensive income.
With adoption of the amended IAS 23 the IASB declared the alternative acceptable method of capitalization of external capital costs as the only permitted method of accounting for external capital costs in connection with qualified assets. Since Sovello used this alternative acceptable method prior to the amendment of IAS 23, the adoption did not have an effect on the financial statements of the Company.
The initial application of other amendments had no material effect on the annual financial statements with regard to the Company’s financial position, cash flows and liquidity or results of operations.

Annex 1.5 / 1

The following standards and interpretations were also required to be applied for the first time in the business year 2009. However, they did not have an impact on the financial statements of the Company:

IFRS 1 (revised)	First-time adoption of IFRSs
Amendments to IAS 32 and IAS 1	Puttable financial instruments and obligations arising on liquidation
Amendments to IFRS 1 and IAS 27	Cost of an investment in a subsidiary, jointly-controlled entity or associate
Amendments to IFRS 2 (2008)	Share-based payment: vesting conditions and cancellations
IFRS 8	Operating segments
Amendments to IFRIC 9 and IAS 39	Embedded derivatives
IFRIC 12	Service concession arrangements
IFRIC 13	Customer loyalty programmes
IFRIC 14	IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction
IFRIC 15	Agreements for the construction of real estate
IFRIC 16	Hedges of a net investment in a foreign operation.
The following standards and interpretations, which have been published by IASB and/or IFRIC up to the reporting date were not required to be applied in 2009:

Amendments to IFRS 1	Additional exemptions for first-time adopters
Amendment to IFRS 2	Group cash-settled share-based payment transactions
IFRS 3 (revised 2008)	Business Combinations
IFRS 9	Financial instruments
IAS 24 (revised)	Related Party Disclosures
Amendments to IAS 27 (2008)	Consolidated and separate financial statements
Amendments to IAS 32	Classifications of Rights Issues
Amendments to IAS 39	Financial instruments: Recognition and measurement: Eligible Hedged Items
Amendments to IFRIC 14	Prepayments of a minimum funding requirement
IFRIC 17	Distributions of non-cash assets to owners
IFRIC 18	Transfer of assets from customers
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments
Various standards	Improvements to IFRSs (April 2009).
The Management Board believes that the initial application of the above will not have a material effect on the Company’s financial position, cash flows and liquidity or results of operations.

Annex 1.5 / 2

The annual financial statements are prepared in Euros (EUR). All amounts are stated in thousands of Euros (EUR’000) where not otherwise indicated. Amounts are rounded according to commercial practice. Additions or other calculations may contain rounding differences.
The Company’s financial year is the calendar year.
The annual financial statements have been prepared on the going concern principle of accounting under which assets and liabilities are generally recognized at amortized cost, except for derivative financial instruments, which are recognized at fair value at the reporting date.
In the balance sheet, assets and liabilities are classified according to maturity. Assets and liabilities that are expected to be sold, used in the normal course of business or settled within twelve months are classified as current. Liabilities are treated as current if they are required to be settled within twelve months from the reporting date. Profit or loss is presented using the nature of expense method.
1.2. Going concern
As of December 31, 2008 and during the business year 2009, Sovello AG was not in compliance with certain contractual terms of its syndicated loan agreement, which comprises all liabilities to banks. The syndicated banks waived the special right of termination in 2009 and deferred redemption payments due in the amount of EUR 25.0 million. At the same time, unused credit lines in the amount of EUR 56.5 million were frozen. Due to significant contributions of the shareholders in the form of loans, interest deferrals and increases in the equity of Sovello AG, the liquidity of the Company was maintained throughout 2009. In addition, the syndicated loans were repaid in the amount of EUR 52.7 million.
As of December 31, 2009, the Company continued not to be in compliance with certain terms of its syndicated loan agreement, which raised doubts about the Company’s ability to continue as a going concern.
In February 2010, additional loan redemptions of EUR 20.9 million were made due to other additional payments by the shareholders in the Company’s equity.
On March 23, 2010, the shareholders concluded an agreement to sell 100% of the shares in Sovello AG to Ventizz Capital Fund, L.P. The sale was contingent upon other actions which would result in a comprehensive adjustment of the financial structure of the Company including the addition of new equity and extensive debt relief for the Company. The possibility of restructuring Sovello AG was confirmed in an external opinion based on the current business plans and taking into account the new shareholder and financing structure. As part of the financial restructuring, the syndicated loans were reduced to a remaining amount of EUR 15 million. Furthermore, loans in the amount of EUR 10 million were obtained from Investitionsbank Sachsen-Anhalt.

Annex 1.5 / 3

The sale of Sovello AG to the investor was subject to the occurrence of various conditions, which were fully met at the time of preparing the annual financial statements. The sale of the company closed on April 22, 2010, and the new shareholder and financial structure was put into place, which has secured the Company’s ability to continue as a going concern.
1.3. Accounting policies
1.3.1. Revenue recognition
Revenue from sales is recognized when the goods have been delivered or the services provided and risk has transferred to the customer, the amount of revenue can be reliably measured and it can be assumed that the receivable will be collectible. Depending on the respective incoterms, this is usually the case, when goods are leaving Sovello’s premises. Sales made by the shareholder Evergreen Solar Inc., Marlboro, USA (Evergreen), based on the sales agreement last amended in 2008, are realized when goods are leaving Sovello’s premises. Physical delivery is usually made directly to Evergreen’s customers and the prices are determined between Sovello and Evergreen depending on Evergreen’s customer prices.
Sales reductions such as trade discounts, rebates and cash discounts allowed are recorded as reductions of revenue.
1.3.2. Interest income and expense
Interest income and expenses are recognized using the effective interest method, normally in the period in which they are incurred. Borrowing costs for qualifying assets are capitalized as part of the cost of the assets under IAS 23, based on the average interest rate for the financing.
1.3.3. Intangible assets
Intangible assets consist primarily of purchased software. This is recognized initially at cost, including incidental costs of acquisition, when the software is purchased, and subsequently at cost less accumulated amortization and any impairment losses, in accordance with IAS 38.
Software is amortized by the straight-line method over periods of three or five years.

Annex 1.5 / 4

1.3.4. Property, plant and equipment
Property, plant and equipment is measured at acquisition cost less systematic depreciation and any impairment losses, in accordance with IAS 16. Acquisition cost comprises the purchase price and directly attributable incidental costs of acquisition incurred in bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e. g. transportation costs and material and personnel expenses for installation test runs). Trade discounts, rebates and cash discounts received are deducted from the purchase price. Borrowing costs are capitalized as part of the cost of the assets.
Subsequent expenditure for a capitalized item of property, plant and equipment is recognized in the carrying amount of the asset or capitalized as a separate asset if it is probable that future economic benefits will flow to the Company and the expenditure for the assets can be reliably measured. All other subsequent expenditures are recognized as expenses in the period in which they are incurred. Subsequent capitalizable expenditures which exceed the recoverable amount of the relevant asset are recognized immediately in profit or loss.
Items of property, plant and equipment are depreciated by the straight-line method over their economic useful lives. The useful lives assumed are as follows:

(In Years)	Useful life
Buildings	33
Plant and machinery	7
Other installations; factory and office equipment	3-7
Low-value non-current assets costing between EUR 150.00 and EUR 1,000.00 are treated collectively as a single item which is depreciated over an assumed useful life of five years.
The depreciation plans are unchanged from the previous year.
1.3.5. Impairment and reversals of impairment losses
Items of property, plant and equipment and intangible assets are tested for impairment under IAS 36 if there is any indication that their carrying amount may not be recoverable. An impairment loss is recognized in the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is valued with the value in use which results as present value of future net cash-flows of the cash generating unit. The basis for this is the most recent financial planning prepared by management. Projections based on this planning generally cover a period of five years. For subsequent years, the cash-flows are estimated assuming a steady growth rate.
The planning assumptions are adjusted in line with most recent information available at the time. Key assumptions, which are the evaluation basis of the value in use,

Annex 1.5 / 5

include assumptions regarding market growth, price development, yield and efficiency as well as the discount rate.
At each reporting date the Company assesses whether the reasons for the recognition of an impairment loss in a prior period still exist. An impairment loss must be reversed if the recoverable amount of an asset or group of assets has increased. The increased carrying amount of the asset shall not exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognized for the asset in prior periods. After a reversal of an impairment loss is recognized, the depreciation charge for the asset is adjusted to allocate its revised carrying amount on a systematic basis over its remaining useful life.
1.3.6. Income taxes
Current income taxes owed by the Company are recognized when incurred, in accordance with IAS 12. The valuation of the Company’s current income tax expense is based on tax rates prevailing at the balance sheet date.
Deferred taxes are determined in accordance with IAS 12 by the balance sheet liability method. Deferred taxes are recognized for all temporary differences between the tax base of an asset or liability and its carrying amount in the IFRS balance sheet. Also, deferred taxes are recognized on tax losses and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the tax losses can be utilized or will exist when the differences reverse, and sufficiently reliable information is available with regard to the future development of the business. Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority. Deferred taxes are measured using the tax rates that are expected to apply to the period when the temporary differences reverse, based on the tax rates and tax laws that have been enacted or substantively enacted by the reporting date. Deferred taxes were calculated using a rate of 23% in 2009 and 2008.
1.3.7. Inventories
Inventories falling under IAS 2 comprise raw materials, consumables and supplies,, work in progress and finished goods.
Raw materials, consumables and supplies are measured at moving-average cost after deducting trade discounts, rebates and cash discounts received.
Finished goods and work in progress are recognized at the costs of conversion. These comprise direct materials and labor costs and materials and production overheads and production-related depreciation. Administrative expenses are included to the extent directly related to the production.

Annex 1.5 / 6

Subsequent measurement is at the lower of cost and net realizable value. Net realizable value is the estimated selling price of the end product less estimated costs of completion and estimated costs necessary to make the sale.
1.3.8. Advance payments
Advance payments comprise advance payments on inventories. Impairment testing consists in assessing whether these payments can be expected to be covered in future periods by the prices at which the end products are sold.
1.3.9. Financial instruments
     1.3.9.1. Overview
The Company holds financial instruments falling under IAS 32 and IAS 39 in the form of cash and cash equivalents, trade receivables, other financial assets, financial liabilities and loans, and also derivative financial instruments in the form of interest rate swaps and forward exchange contracts. The interest rate swaps satisfy the conditions for the use of hedge accounting, whereas the forward exchange contracts do not. Sales and purchases of financial instruments are recognized on the trade date (i.e. on the date on which the Company has undertaken to buy or sell an asset or enter into a liability).
A financial asset or financial liability is recognized initially at fair value plus, in the case of a financial asset or financial liability not classified at fair value through profit or loss, directly attributable transaction costs. Subsequent measurement is at fair value or amortized cost using the effective interest method.
Fair value corresponds to the market or stock exchange value, where available. Market or stock exchange prices can be identified particularly for derivatives.
Amortized cost of current receivables and payables corresponds to the nominal amount or the amount repayable.
The Company derecognizes financial assets as soon as the contractual rights to the cash flows from the financial assets expire or the Company transfers these rights to a third party and the transfer qualify for de-recognition.
Financial liabilities are derecognized when they are extinguished (i.e. when the contractual obligations are discharged, cancelled or have expired or when conditions for de-recognition under IAS 39 are satisfied).
The Company has not so far availed itself of the possibility to designate financial assets or liabilities to be accounted at fair value through profit or loss.

Annex 1.5 / 7

     1.3.9.2. Trade receivables and other financial assets
Receivables and other financial assets are measured on initial recognition at fair value, which normally corresponds to cost. Subsequent measurement is at amortized cost.
A valuation allowance is recognized if there is evidence that the receivable may not be collectible. The amount of the valuation allowance is measured as the difference between the carrying amount and the value of the payments expected to be received.
     1.3.9.3. Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and cash in banks with original maturities of less than three months.
Cash on hand and in banks is carried at nominal amount. Balances denominated in a foreign currency are translated into Euro at the year-end exchange rate.
     1.3.9.4. Financial liabilities
Financial liabilities are measured on initial recognition at fair value less directly attributable transaction costs. Subsequent recognition is at amortized cost using the effective interest method.
     1.3.9.5. Derivative financial instruments and hedging
The derivative financial instruments employed by the Company are interest rate swaps and forward exchange contracts. The interest rate swaps serve to hedge the risk associated with variable interest payments on loans. The forward exchange contracts serve to economically hedge the risk associated with fluctuations in the exchange rate for the US dollar in connection with the export of products into the US dollar area and the procurement of certain raw and other materials on a US dollar basis. Only interest rate swaps existed as of December 31, 2009.
The financial derivatives are recognized on initial recognition and subsequently at fair value, at which they are reported under other financial assets or other financial liabilities. Fair values are determined using generally accepted pricing models based on discounted cash flow analysis and current market parameters. Classification as current or non-current is based on the residual maturity of the underlying transaction.
The Company accounts for interest rate swaps in accordance with the hedge accounting rules of IAS 39 for cash flow hedges.
At the inception of the hedge, the hedging relationship between the hedged item and the hedge, and the risk management objective and strategy for undertaking the hedge, are described and documented. In addition to this, at the commencement of and subsequently during the hedging relationship period, the effectiveness of the hedge in achieving offsetting changes in cash flows attributable to the hedged item is

Annex 1.5 / 8

documented on a regular basis. Prospective effectiveness is measured using the critical terms match method, retrospective effectiveness usually using the hypothetical derivatives method.
The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in equity, after the effect of deferred tax. Any ineffectiveness is recognized immediately in profit or loss, under interest income or expense.
Amounts recognized in equity are removed from equity and recognized in the income statement in the same period or periods during which the hedged transaction affects the income statement, and in the same line as the hedged transaction.
The forward exchange contracts do not meet IAS 39 criteria for hedge accounting. Changes in fair value are therefore recognized in profit or loss.
1.3.10. Government grants
The Company receives government financial assistance for its investment projects in the form of federal (tax-free) and state (taxable) investment grants. Amounts received or receivable are recognized initially as deferred income in accordance with IAS 20 and reported in the balance sheet as deferred federal and state investment grants. Grants are transferred to the income statement over the period of use of the assets for which they were received. The amounts recognized as income are reported under other operating income.
Grants are recorded as receivable as soon as the funds flow to the Company or there is reasonable assurance that they will do so.
Repayment obligations of government grants are treated as a change in estimate according to IAS 8.
1.3.11. Other provisions
Provisions are recognized, in accordance with IAS 37, when the Company has a present obligation to a third party as a result of a past event, the settlement of which is expected to result in a probable outflow of resources, and it is uncertain what exact amount will be involved and/or when the Company will be required to settle the obligation.
Provisions are measured at the amounts required to cover all identifiable obligations and risks.
Non-current provisions are measured at the amounts expected to be required to settle the obligations and, where the effect of the time value of money is material, are disclosed at present value at the reporting date. The discount rates used are based on market interest rates. In determining the amounts expected to be required to settle obligations reasonable allowance is made for expected developments in costs.

Annex 1.5 / 9

1.3.12. Other assets and liabilities
Other assets and liabilities are measured at amortized cost. Any specific risks of loss are recognized by setting up appropriate individual valuation allowances.
1.3.13. Management estimates and judgements
In connection with the preparation of financial statements, management is regularly called upon to exercise judgment and make estimates and assessments. Estimates are based on past experience and other knowledge of the transactions to be reported. Subsequent, actual amounts may differ from those based on estimates and assumptions. Estimates, and the assumptions on which they are based, are therefore regularly reviewed and their possible impact on the financial statements assessed.
These judgment decisions and estimates may concern the definition of the recoverable amount in the context of impairment tests, the recognition and measurement of provisions for product warranty costs, the determination of useful lives of intangible assets and items of property, plant and equipment and the assessment of the possible impairment of deferred tax assets relating to tax losses.
All assumptions and estimates are based on conditions existing and assessments made as of the reporting date. Subsequent developments not reflected in the estimates and differing from the assumptions made may result in differences between actual amounts and estimates. In such cases, the assumptions, and where necessary the carrying amounts of the assets and liabilities involved, are adjusted accordingly.
At the time of preparing the annual financial statements it is not anticipated that there will be any material changes to the underlying assumptions and estimates. At present, therefore, no material adjustments to the carrying amounts of the reported assets and liabilities are expected in 2010.
1.3.14. Segment reporting
According to IFRS 8, an operating segment, based on the internal organization structure, is a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are reviewed regularly by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.
Sovello’s business activities are concentrated on the manufacture and sale of a single product (solar modules) at a single location (Bitterfeld-Wolfen). Within these activities there are no distinguishable enterprise components. The controlling as well as the internal reporting takes place on the level of the Company. Therefore, no different operating segments are identifiable. Segment reporting is not required.

Annex 1.5 / 10

2 Notes to the Statement of Comprehensive Income
2.1. Revenues

(In thousands of EUR)	2009	2008

Solar modules	109,643	212,831
Other revenues	2,088	6,465

Total	111,731	219,296

After the setup of its own sales organization in Bitterfeld-Wolfen, almost three quarters of total sales were made directly by the Company in 2009, whereas solar modules in 2008 were sold almost exclusively by the shareholder Evergreen Solar Inc., Marlboro, USA (Evergreen). The basis for the sales by Evergreen is the sales agreement entered into in 2006 and revised in 2008.
The significant decrease in module sales is due to the drop in demand particularly in the first half of 2009 caused by the financial and economic crisis as well as the decline in sales prices for modules. As a result, the Company decided to make use of the short-time work program in the period from May until September 2009.
Other revenues mainly refer to the sale of cell and silicon waste. These result from waste and breakages associated with the production processes which cannot be used for making modules for technical reasons or because of substandard quality.
The following is an analysis of revenue by geographical market:

	2009		2008
	EUR'000%		EUR'000%

Germany	92,118	82.4	93,579	42.7
Rest of Europe	8,526	7.6	46,536	21.2
USA	8,755	7.8	77,977	35.6
Asia	2,269	2.0	282	0.1
Rest of world	63	0.1	922	0.4

Total	111,731	100	219,296	100

Annex 1.5/11

2.3. Own work capitalized
Own work capitalized consists principally of materials costs and personnel expenses incurred during the process of commissioning new production lines.
2.4. Other operating income
Other operating income is made up of the following:

(In thousands of EUR)	2009	2008

Amortization of deferred federal and state investment grants	6,900	6,564
Refunds of customs and energy tax	1,169	35
Reversal of accrued personnel-related expenses	964	299
Effect of exchange rate changes	773	3,302
Breakup fee	757	0
Unused provisions released	388	0
Recycling of scrap	290	359
Grants related to personnel expenses	96	2
Other	411	193

Total	11,748	10,754

Amortization of deferred investment grants consists of EUR 3,166 thousand (2008: EUR 3,450 thousand) for the tax-free federal grant and EUR 3,734 thousand (2008: EUR 3,114 thousand) of taxable state grants.
The reversal of accruals related to personnel expenses mainly concerns deferred bonus payments to employees.
The breakup fee relates to a penalty paid by a customer due to early termination of a contract.
The effect of exchange rate changes of the previous year includes a gain of EUR 2,601 thousand resulting from the measurement at market value of the forward exchange contracts at December 31, 2008. As of December 31, 2009, no such contracts existed.
Miscellaneous other income includes income from the disposal of waste and from the re-billing of costs incurred.
Annex 1.5/12

2.6. Cost of materials and services

(In thousands of EUR)	2009	2008

Raw materials, consumables and supplies	-67,854	-99,154
Purchased services	-10,730	-10,854

Total	-78,584	-110,008

The cost of raw materials, consumables and supplies consists principally of the cost of the silicon and chemicals used and other materials required for the module production.
2.7. Personnel expenses

(In thousands of EUR)	2009	2008

Wages and salaries	-31,165	-31,995
Social security expenses	-6,290	-5,840

Total	-37,455	-37,835

2.8. Amortization, depreciation and impairment of intangible assets and property, plant and equipment
The amortization and depreciation charge reflects the systematic reduction in value of the intangible assets and items of property, plant and equipment. Impairment losses of EUR 127 thousand on items of property, plant and equipment were recognized in 2008. Details of the individual amortization and depreciation charges are given in the schedules presented in Notes 3.1. and 3.2. below.
Annex 1.5/13

2.9. Other operating expenses
Other operating expenses consist of:

(In thousands of EUR)	2009	2008

Royalties	-4,929	-7,711
Occupancy costs and other office expenses	-3,952	-2,721
Repair and maintenance	-3,809	-4,430
Repayment of federal and state investment grants	-2,903	0
Legal and consultancy expenses	-2,554	-3,424
Selling expenses	-2,453	-5,327
Other personnel-related costs	-1,672	-1,937
Insurance	-844	-636
Other administrative expenses	-717	-444
Training and education	-501	-537
Other services	-643	-1,042
Travel expense	-359	-811
Research and development	-367	-816
Effect of exchange rate changes	-179	-1,207
Product warranty	-27	-9
Other	-257	-388

Total	-26,166	-31,440

The royalties are those paid to shareholder Evergreen for use of the String Ribbon™ technology. Evergreen has granted the Company the contractual right to use newly developed technologies. The consideration is based on a sliding-scale royalty calculation based on accumulated sales revenues and volume-dependent royalties. Distribution expenses and other services include further payments to the shareholders under the existing distribution agreement and other agreements on the transfer of rights and licenses. More information on this subject will be found in Note 4.2. Related party disclosures.
Expenses for repair and maintenance result particularly from scheduled annual inspections of the first two production lines.
Concerning the repayment of already granted federal and state investment grants we refer to our comments in Note 3.15 Accrued liabilities from the repayment of federal and state investment grants.
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In 2009, legal and consultancy expenses include, amongst other items, expenses incurred in connection with the restructuring of financing and the investigation launched by the EU concerning the granting of government financial assistance. In the previous year, consultancy expenses were incurred in connection with the reorganization of the Company as a stock corporation and its renaming.
2.10. Interest and similar income/expense

(In thousands of EUR)	2009	2008

Interest and similar income	76	867
Bank loans	-7,042	-7,684
Shareholders’ loan and guarantees	-9,391	-6,649
Other interest expense	-2,074	0
Capitalized financing costs	1,733	2,539
Interest and similar expense	-16,774	-11,794

Net financial income/expense(-)	-16,698	-10,927

Interest on the syndicated financing includes EUR 271 thousand (2008: EUR 831 thousand) of accrued interest. Interest on bank loans contains EUR 757 thousand (2008: EUR 608 thousand) of interest calculated according to the effective interest method.
Information on the shareholder loans will be found in Note 4.2. Related party disclosures.
Expected interest charges related to the repayment of federal and state investment grants in the amount of EUR 1,931 thousand are included in other interest expense.
Capitalized financing costs consist of interest incurred for the purchase or production of qualifying assets.
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2.11. Net gain/loss by measurement category

(In thousands of EUR)	2009	2008

Loans and receivables	-246	1,072
Financial liabilities measured at amortized cost	927	-1,819
Derivative financial assets — gains/losses(-) on disposal and measurement recognized in profit or loss	773	3,270
Derivative financial liabilities — gains/losses(-) on fair value changes recognized in equity	718	-982

Total	2,172	1,541

The net gains/losses by measurement category of financial instruments are affected by changes in fair value, impairment, reversals of impairment losses, exchange rate movements and derecognition.
The net gains/losses on disposal or measurement of derivative financial assets recognized in profit or loss include a gain of EUR 773 thousand (2008: EUR 669 thousand) on the exercise of forward exchange contracts to economically hedge exposure to movements in exchange rates in connection with the sale of solar modules in US dollars. Further information will be found in Note 4.3.2. Disclosures on derivative financial instruments and hedging.
2.12. Income tax expense

(In thousands of EUR)	2009	2008

Current income tax expense	-70	-3,195
Deferred tax income/expense	382	-1,170

Total	312	-4,365

During 2009, a tax audit was conducted related to corporation income taxes, municipal trade taxes, VAT and tax-free investment grants for the period 2004 through 2007. The expected additional taxes to be paid, based upon preliminary findings, has been recorded in current income tax liabilities.
Deferred tax was calculated on the basis of a tax rate of 23% in 2009 and 2008. This rate takes into account corporation income tax of 15%, “solidarity” surtax of 5.5% on the corporation income tax, and an effective municipal trade tax rate of 7%.
The deferred tax effect recognized in equity in 2009 amounted to EUR -165 thousand (2008: EUR 226 thousand) and resulted from changes in the market value of derivative hedging instruments which were accounted for in accordance with the hedge accounting rules of IAS 39.
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Because of the uncertainties as of December 31, 2009 regarding the Company’s ability to generate future taxable income in light of the volatile photovoltaic market, no deferred tax assets were recorded for tax loss carry forwards as of the balance sheet. The amounts of tax loss carryforwards, for which no deferred tax assets were recorded as of December 31, 2009 were EUR 46,953 thousand for corporate income taxes and EUR 47,156 thousand for municipal trade taxes. The tax loss carry forwards can be be carried forward indefinitely. We also refer to our comments in section 4.11. Subsequent events.
Temporary differences in recognition and measurement of balance sheet items resulted in recognition of the following deferred tax assets and liabilities:

	Dec 31, 2009		Dec 31, 2008
	Deferred	Deferred	Deferred	Deferred
	tax	tax	tax	tax
(In thousands of EUR)	assets	liabilities	assets	liabilities

Other financial assets	0	0	0	598
Borrowings	0	224	0	8
Other financial liabilities	99	0	264	0
Tax loss	0	—	0	—

Offset	-99	-99	0	0

Total	0	125	264	606

The reported tax expense differs from the expected tax expense that would have arisen had the nominal tax rate of 23% been applied to the IFRS pre-tax profit. Reconciliation is set out below:

(In thousands of EUR)	2009	2008

Profit before tax	-63,191	21,749
Expected tax expense	14,423	-4,964
Reconciliation:
Tax effects from tax-free income	723	787
Tax effects from non-deductible expenses and addbacks to and deductions from municipal trade tax base	-3,957	-278
Deferred tax on current year losses not recognized as a deferred tax asset	-10,812	0
Income taxes relating to other periods	-70	0
Other tax effects	5	90

Reported tax expense	312	-4,365

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3 Notes to the Statement of Financial Position
3.1. Intangible assets
Intangible assets consist principally of software. Movements on intangible assets are set out below:

		Advance
(In thousands of EUR)	Software	payments	Total

Cost
Balance at Jan 1, 2009	1,873	693	2,566
Additions	261	109	370
Disposals	0	10	10
Reclassifications	658	-654	4

Balance at Dec 31, 2009	2,792	138	2,930

Accumulated amortization
Balance at Jan 1, 2009	488	0	488
Amortization charge for 2009	652	0	652

Balance at Dec 31, 2009	1,140	0	1,140

Carrying amount at Dec 31, 2009	1,652	138	1,790

		Advance
(In thousands of EUR)	Software	payments	Total

Cost
Balance at Jan 1, 2008	577	819	1,396
Additions	767	403	1,170
Reclassifications	529	-529	0

Balance at Dec 31, 2008	1,873	693	2,566

Accumulated amortization
Balance at Jan 1, 2008	170	0	170
Amortization charge for 2008	318	0	318

Balance at Dec 31, 2008	488	0	488

Carrying amount at Dec 31, 2008	1,385	693	2,078

Annex 1.5 / 18

3.2. Property, plant and equipment
Movements on property, plant and equipment are set out below:

			Other	Advance
			installations;	Payments
			factory and	and
	Land and	Plant and	office	construction
(In thousands of EUR)	buildings	machinery	equipment	in progress	Total

Cost
Balance at Jan 1, 2009	77,695	138,082	5,675	74,620	296,072
Additions	1,072	30,545	1,835	4,028	37,480
Disposals	0	56	111	15	182
Reclassifications	740	64,167	193	-65,104	-4

Balance at Dec 31, 2009	79,507	232,738	7,592	13,529	333,366

Accumulated depreciation
Balance at Jan 1, 2009	2,635	32,542	2,179	0	37,356
Depreciation charge for 2009	2,319	25,308	1,339	0	28,966
Disposals	0	56	102	0	158

Balance at Dec 31, 2009	4,954	57,794	3,416	0	66,164

Carrying amount at Dec 31, 2009	74,553	174,944	4,176	13,529	267,202

Annex 1.5 / 19

			Other	Advance
			installations;	payments
			factory and	and
	Land and	Plant and	office	construction
(In thousands of EUR)	buildings	machinery	equipment	in progress	Total

Cost
Balance at Jan 1, 2008	46,635	131,795	4,105	9,993	192,528
Additions	25,403	5,042	1,140	71,960	103,545
Disposals	0	0	1	0	1
Reclassifications	5,657	1,245	431	-7,333	0

Balance at Dec 31, 2008	77,695	138,082	5,675	74,620	296,072

Accumulated depreciation
Balance at Jan 1, 2008	1,209	13,211	878	0	15,298
Depreciation charge for 2008	1,426	19,257	1,249	0	21,932
Impairment losses	0	74	53	0	127
Disposals	0	0	1	0	1

Balance at Dec 31, 2008	2,635	32,542	2,179	0	37,356

Carrying amount at Dec 31, 2008	75,060	105,540	3,496	74,620	258,716

Additions in the business year and the previous year relate mainly to the construction of the third production line, which had commenced according to plan at the end of 2007.
Borrowing costs in the amount of EUR 1,733 thousand (2008: EUR 2,539 thousand) were capitalized in the business year. The average capitalization rate, which was used as basis to determine the amount of borrowing costs, amounted 5.6% (2008: 5.9% ).
3.3. Deferred tax
Information on deferred tax assets and liabilities will be found in Note 2.10. Income tax.
Annex 1.5 / 20

3.4. Inventories

(In thousands of EUR)	Dec 31, 09	Dec 31, 08

Raw materials, consumables and supplies	22,802	20,544
Work in progress	4,540	3,203
Finished goods	8,232	8,472

Total	35,574	32,219

The principal items included under raw materials, consumables and supplies are silicon and spare parts.
The carrying amount of the inventories measured at net realizable value amounts to EUR 1,163 thousand (2008: EUR 235 thousand). In 2009 adjustments to reduce such inventories to net realizable values totaling EUR 967 thousand (2008: EUR 5 thousand) were recognized as an expense.
3.5. Advance payments
On September 29, 2006, the Company entered into a supply agreement with REC Solar Grade Silicon LLC, Moses Lake, USA, a wholly-owned subsidiary of Renewable Energy Corporation ASA, Sandvika, Norway (“REC”), which assured it of deliveries of silicon on a long-term basis. The prepayments made under this agreement are included under Advance payments. The advance payments are being utilized over the term of the agreement in accordance with the terms thereof. With several amendments, most recently modified in October 2009, the parties amended the existing agreement regarding delivery quantities and dates, purchase prices and rules for utilization of the advance payments. In 2009, it was agreed that part of the advance payments that had been made would be repaid to the Company. Accordingly, a repayment amounting to USD 11.5 million was received by Sovello (2008: USD 12.4 million). In 2009 there were agreed shipments under this agreement and consequently there was a utilization of advance payments in the amount of EUR 15,243 thousand (2008: EUR 0 thousand).
In 2008, Sovello entered into another long-term agreement for the supply of silicon with another silicon producer. This agreement provides for the supply of a total of 1,074 metric tons of silicon starting in 2009 and extending over a period up to 2016. In connection with this agreement, an advance payment of EUR 9,662 thousand was made, thereof EUR 2,000 thousand in 2008. According to the silicon deliveries made and an adjustment of quantities to be delivered, capitalized advance payments were amortized in the amount of EUR 817 thousand (2008: EUR 0 thousand).
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3.6. Trade receivables

(In thousands of EUR)	Dec 31, 09	Dec 31, 08

Trade receivables from third parties	8,820	2,007
Trade receivables from related parties	1,500	46,850

Total	10,320	48,857

The receivables result primarily from the sale of solar modules, but also from the sale of off-spec cells and silicon waste from the production processes. All receivables are due within one year from the reporting date.
Receivables from related parties are from shareholders and mainly consist of amounts owed by Evergreen. Under the distribution agreement, Evergreen is responsible for the distribution of a part of the Company’s production in return for a commission of 0.5% (2008: 1.6%) of sales. The risk of payment default by the wholesalers/ultimate customers to whom Evergreen sells the solar modules has consequences for the existence of Sovello’s receivables from Evergreen. Information on this subject will also be found in Note 4.2. Related party disclosures.
Foreign currency receivables are translated on initial recognition at the historical rate of exchange and subsequently at the applicable year-end rate. At December 31, 2009, foreign currency receivables amounted to EUR 324 thousand (2008: EUR 24,203 thousand).
The following is an aging analysis of the receivables:

		Of which	Of which not impaired at year end but overdue for
		not impaired	not more	between	between	more
	Carrying	or overdue	than 30	31 and 60	61 and 90	than 90
(In thousands of EUR)	amount	at year end	days	days	days	days

December 31, 2009
Third parties	8,820	5,554	699	963	17	1,587
Related parties	1,500	12	320	18	0	1,150

Total	10,320	5,566	1,019	981	17	2,737

		Of which	Of which not impaired at year end but overdue for
		not impaired	not more	between	between	more
	Carrying	or overdue	than 30	31 and 60	61 and 90	than 90
(In thousands of EUR)	amount	at year end	days	days	days	days

December 31, 2008
Third parties	2,007	1,771	28	1	24	183
Related parties	46,850	30,847	9,713	4,738	1,552	0

Total	48,857	32,618	9,741	4,739	1,576	183

With regard to the overdue receivables for which no valuation allowances have been provided there was no indication at the reporting date that debtors might default. This
Annex 1.5 / 22

applies similarly to the receivables not yet due. As of December 31, 2009, the Company recorded an allowance for accounts from an insolvent customer in the amount of EUR 594 thousand. The Company has had no material bad debt losses to record in the past. In 2008, therefore, the Company did not record a valuation allowance against receivables.
3.7. Other financial assets
The other financial assets in the amount of EUR 595 thousand mature within one year from the reporting date and consist of other costs charged to customers (2008: EUR 85 thousand). In addition, the item included the positive fair values of the forward exchange contracts in the previous year (EUR 2,601 thousand).
Further information on the forward exchange contracts will be found in Note 4.3.2. Disclosures on derivative financial instruments and hedging.
3.8. Other assets
Other assets consist of:

(In thousands of EUR)	Dec 31, 09	Dec 31, 08

Federal and state investment grants receivable	14,028	37,731
Recoverable value added tax on inputs	3,582	15,252
Prepaid expenses	578	534
Loan financing costs	150	302
Other	176	100

Total	18,514	53,919

The recognition of grants receivable is based on entitlements under applicable law (federal grants) or notifications from Investitionsbank Sachsen-Anhalt (state grants).
Prepaid expenses include, amongst other items, insurance premiums.
All other assets mature within one year from the reporting date.
3.9. Cash and cash equivalents
Cash and cash equivalents consist of EUR 24,267 thousand (2008 EUR 11,525 thousand) of cash on hand and in banks. Cash in banks includes EUR 3,314 thousand (2008 EUR 5,495 thousand) of balances in foreign currencies.
Cash and cash equivalents include federal and state investment grants received in the amount of EUR 2,779 thousand that are not available for use by the Company. The amounts will be released by the donors after the successful completion of the
Annex 1.5 / 23

financing negotiations. Thereof, an amount of EUR 124 thousand relates to a pending investigation, which the European Commission initiated according to the regulations of the EG-contract about federal allowances. We refer to our explanations in section 3.14. Accrual for the repayment of federal and state investment grants. The remaining amount of EUR 2,655 thousand will be available to the Company after the release by the donor to redeem financial liabilities.
3.10. Equity
Movements in equity are presented in the statement of changes in equity.
Sovello AG has an ordinary share capital of EUR 480 thousand divided into 480,000 no par value registered shares (Stueckaktien). Each share represents a pro rata amount of the ordinary share capital of EUR 1.00.
In 2009, the respective percentage interests of the shareholders are unchanged from the previous year. On April 22, 2010, all shares in Sovello AG were sold to an investor. We refer to our comments in section 4.11. Subsequent events.
The capital reserve consists of premiums received from the issue of shares and other amounts paid in by shareholders. In 2009, shareholders made additional payments which increased equity by EUR 18,500 thousand (2008: EUR 0 thousand). The additional payments were made equally by each shareholder in connection with the repayment of outstanding amounts related to the syndicated loan agreement. We also refer to our explanations in section 3.11.1. Liabilities to banks.
In 2008, an amount of EUR 48 thousand was transferred from the net income determined under German accounting principles for the previous year to the statutory reserve as required by section 150 German Stock Corporation Act and reported under revenue reserves.
The accumulated change in the market value of the interest rate swaps, amounting to EUR -330 thousand (2008: EUR -883 thousand) after the effect of deferred tax, was recognized in accumulated other comprehensive income.
The profit after tax of EUR 17,384 thousand for 2008 was carried forward to 2009.
Annex 1.5 / 24

3.11. Borrowings
The Company’s borrowings, analyzed by maturity, are summarized as follows:

	Dec 31, 2009			Dec 31, 2008
		Non-			Non-
(In thousands of EUR)	Current	current	Total	Current	current	Total
Shareholders’ loans	173,452	0	173,452	0	138,185	138,185
Liabilities to banks	68,350	0	68,350	83,575	37,292	120,867

Total	241,802	0	241,802	83,575	175,477	259,052

3.11.1. Liabilities to banks
Financial and budget key ratios of the existing syndicate loan agreement, last amended in September 2008, were not achieved in certain cases at December 31, 2008 and in the business year 2009. The account to service the debt was not funded. The banking syndicate has issued limited waivers regarding the exercise of the termination right and the right to require funding of the debt servicing reserve account. These waivers were extended several times during 2009. At the same time, redemption payments in the amount of EUR 25 million, which were due March 31 and June 30, 2009, were deferred and the unused credit lines were frozen. Redemptions due on September 30 and December 31, 2009, each of EUR 12.5 million were paid according to the terms of the loan agreement. Thereof, EUR 18.5 million was paid by the shareholders and recorded as other increases in equity. Furthermore, redemption of the loan tranche for interim financing of federal and state investment grants in the amount of EUR 27.7 million was made in 2009.
At December 31, 2009, the Company reported accrued interest of EUR 271 thousand (2008: EUR 831 thousand). The transaction costs incurred for financing were directly included in the initial measurement of the syndicated loan. Liabilities to banks amount to EUR 68,350 thousand (2008: EUR 120,867 thousand) as of the balance sheet date.
In February 2010, additional loan redemptions of EUR 20.9 million were made by payments by the shareholders which increased the Company’s equity. In the course of the sale of Sovello AG to an investor on April 22, 2010, extensive debt relief of the Company and additional equity payments from the new shareholder were made. A reduction of the loan to EUR 15 million was agreed with the syndicated banks. The complete repayment will be made by December 30, 2010. We also refer to our comments in section 4.11. Subsequent events.

Annex 1.5 / 25

3.11.2. Shareholders‘ loans
To provide liquidity to Sovello, the shareholders made additional loans of EUR 27 million in 2009. The allocation of loan amounts to the shareholders was shared equally, however, the loans from Evergreen were made in US dollars. With several amendments, all shareholders‘ loans were extended until June 30, 2010 and interest was deferred until the maturity of the respective loan amounts. Accrued interest payables totalled EUR 9,386 thousand (2008: EUR 21 thousand) as of the balance sheet date.
In June 2009, the shareholders declared an unlimited subordination regarding their claims for repayment of the loans and for payment of already accrued and future interest behind all current and future receivables of other creditors of the Company.
Further information will be found in Note 4.2. Related party disclosures and Note 4.11. Subsequent events.
Trade payables

(In thousands of EUR)	Dec 31, 09	Dec 31, 08
Payables to third parties	20,324	32,234
Payables to shareholders	4,453	1,796

Total	24,777	34,030

Information on payables to shareholders will be found in Note 4.2. Related party disclosures.
All trade payables are due within one year from the reporting date.
Foreign currency payables are translated on initial recognition at the historical rate of exchange and subsequently at the applicable year-end rate. At December 31, 2009, foreign currency payables amounted to EUR 1,199 thousand (2008: EUR 4,957 thousand).

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3.13. Deferred federal and state investment grants
Deferred federal and state investment grants consist of taxable state investment grants and tax-free federal investment grants received or receivable by the Company.

	Dec 31, 2009			Dec 31, 2008
		Non-			Non-
(In thousands of EUR)	Current	current	Total	Current	current	Total
Federal investment grants	5,316	22,334	27,650	4,741	26,983	31,724
State investment grants	3,305	15,837	19,142	3,346	18,388	21,734

Total	8,621	38,171	46,792	8,087	45,371	53,458

The Company has received notifications concerning grants for production lines 1 and 2. In 2008, the European Commission commenced two formal investigations under the provisions of the EC Treaty on governmental financial assistance.
One of the two investigations, which was concerned with the financial assistance rules for combining investment projects by the Company, ended with a decision from June 17/July 20, 2009 and approval of the federal and state investment grants without reduction of the rate of aid. The corresponding grants (state investment grant: EUR 17,220 thousand; federal investment grant: EUR 13,223 thousand) were paid to the Company in 2009.
A second investigation was concerned with financial assistance designed for smaller and medium-sized enterprises (SME). The so called SME-bonus was granted to the Company in 2006. On January 27, 2010, the European Commission announced its negative decision. Due to the repayment obligation, unamortized federal and state investment grants of EUR 6,628 thousand were reclassified in the balance sheet from Deferred federal and state investment grants to Accrual for the repayment of federal and state investment grants as of the balance sheet date. We refer to our explanations in section 3.14. Accrual for the repayment of federal and state investment grants.
For the expansion of the production plant in Bitterfeld-Wolfen by a third production line, the Company applied for notification, in order to obtain an approval for the proposed federal investment grants for this line. If the conditions underlying the application change before the approval of the application by the EU bodies, it could have an impact on the amount of the expected investment grants.
Generally, the disbursement of outstanding funds depends on whether the disbursing institutions (EU, the federal government, the state of Saxony-Anhalt) have the funds available and whether the funds were included in the budget (federal government, State of Saxony-Anhalt). Furthermore, certain conditions are attached to the granting of this financial assistance which must be complied with, in some cases over periods of several years.

Annex 1.5 / 27

3.14. Accrual for the repayment of federal and state investment grants
The accrual for the repayment of federal and state investment grants of EUR 11,462 thousand refers to repayment obligations of federal and state investment grants, including interest. In June 2008, the European Commission started a formal investigation of the Company regarding financial assistance designed for smaller and medium-sized enterprises (SME). Sovello had been granted an SME-bonus of approximately EUR 9.6 million in 2006. On January 27, 2010, the European Commission announced that the relevant subsidies were not compatible with the European state aid law and therefore should be refunded. The recorded accrued liabilities, which are short-term in nature, lead to a burden of the 2009 net income in the amount of EUR 4,834 thousand, for amounts previously amortized into income (EUR 2.903 thousand) and related interest charges (EUR 1.931 thousand). We refer to our comments in Note 4.11. Subsequent events.
3.15. Other provisions
Details of other provisions are set forth in the following table:

	Product	Individual
(In thousands of EUR)	warranty	risks	Total
Balance at Jan 1, 2009	1,959	1,173	3,132
Amounts added	27	0	27
Amounts used	0	354	354
Unused amounts reversed	0	388	388

Balance at Dec 31, 2009	1,986	431	2,417

Of which current	631	431	1,062

Of which non-current	1,355	0	1,355

	Product	Individual
(In thousands of EUR)	warranty	risks	Total
Balance at Jan 1, 2008	2,110	2,500	4,610
Amounts added	658	0	658
Amounts used	160	1,327	1,487
Unused amounts reversed	649	0	649

Balance at Dec 31, 2008	1,959	1,173	3,132

Of which current	735	1,173	1,908

Of which non-current	1,224	0	1,224

The product warranty provisions for solar modules are set up in the amount of 0.71% of the warranty-affected sales revenue, the resulting amount being discounted back to the reporting date allowing for the probability of a warranty claim occurring. The calculations reflect the five-year workmanship warranty and the twenty-five-year

Annex 1.5 / 28

performance warranty. In light of the Company’s relatively short history little information is available about the performance of the solar modules over a 25-year period. Measurement of the provisions is therefore based on management estimates, taking industry experience into account.
The provision for individual risks relates to expected payments under the Sales Representative Agreement, and represents the residual risk arising from a single warranty case which arose in 2007.
3.16. Other financial liabilities
Other financial liabilities in the amount of EUR 429 thousand (2008: EUR 1,147 thousand) consist of the negative market values of derivative financial instruments. These financial instruments are interest rate swaps entered into to hedge interest rate movement exposure in connection with the variable interest rate syndicated loan. The swaps exchange variable for fixed rate interest payments. The notional principal amounts, terms and maturity dates match those of the hedged items. The hedging relationships are therefore treated as cash flow hedges.
3.17. Current income tax liabilities
Current income tax liabilities comprise the corporation income tax and municipal trade tax payable by the Company.
3.18. Other liabilities
Details of other liabilities are shown below:

(In thousands of EUR)	Dec 31, 09	Dec 31, 08
Bonuses	1,449	2,549
Other personnel-related obligations	781	941
Unused vacation entitlements and overtime pay	592	721
Other payables	220	110

Total	3,042	4,321

Of which current	2,925	4,244

Of which non-current	117	77

Other personnel-related obligations consist primarily of payables for wage tax, church tax and social security contributions, contributions to the statutory occupational accident insurance and the penalty for not employing the required proportion of seriously disabled persons.

Annex 1.5 / 29

3.19. Additional disclosures on financial instruments
The following table shows the carrying amounts by measurement category according to IAS 39 and the fair values by class of financial assets and liabilities:

2009			Amount reported (IAS 39)
	Measure-	Carrying
	ment	amount		Fair value,	Fair Value	Amount	Fair value
	category	Dec 31,	Amortized	recognized	through	reported,	Dec 31,
(In thousands of EUR)	(IAS 39)	2009	cost	in equity	profit or loss	cash	2009
Assets
Trade receivables	LaR	10,320	10,320	0	0	0	10,320
Other non-derivative financial assets	LaR	595	595	0	0	0	595
Financial assets not classifiable under an IAS 39 category:
Cash and cash equivalents	n.a.	24,267	0	0	0	24,267	24,267

Liabilities
Financial liabilities	FLAC	241,802	241,802	0	0	0	241,748
Trade payables	FLAC	24,777	24,777	0	0	0	24,777
Derivative financial liabilities (with a hedging relationship)	n.a.	429	0	429	0	0	429

Of which, aggregated by IAS 39 measurement category:
Loans and receivables (LaR)		10,915	10,915	0	0	0	10,915
Financial liabilities measured at amortized cost (FLAC)		266,579	266,579	0	0	0	266,525

2008			Amount reported (IAS 39)
	Measure-	Carrying
	ment	amount		Fair value,	Fair Value	Amount	Fair value
	category	Dec 31,	Amortized	recognized	through	reported,	Dec 31,
(In thousands of EUR)	(IAS 39)	2008	cost	in equity	profit or loss	cash	2008
Assets
Trade receivables	LaR	48,857	48,857	0	0	0	48,857

Derivative financial assets (without a hedging-relationsship)	FAHfT	2,601	0	0	2,601	0	2,601
Other financial assets	LaR	85	85	0	0	0	85
Financial assets not classifiable under an IAS 39 category:
Cash and cash equivalents	n.a.	11,525	0	0	0	11,525	11,525

Liabilities
Financial liabilities	FLAC	259,052	259,052	0	0	0	257,783
Trade payables	FLAC	34,030	34,030	0	0	0	34,030
Derivative financial liabilities (with a hedging relationship)	n.a.	1,147	0	1,147	0	0	1,147

Of which, aggregated by IAS 39 measurement category:
Loans and receivables (LaR)		48,942	48,942	0	0	0	48,942
Financial assets held for trading (FAHfT)		2,601	0	0	2,601	0	2,601
Financial liabilities measured at amortized cost (FLAC)		293,082	293,082	0	0	0	291,813

Trade receivables and trade payables, and other financial assets, have short maturities. Carrying amounts at the reporting date thus approximate to the fair values.
The fair values of the liabilities to banks and the shareholders’ loans included in financial liabilities were arrived at by calculating the present values of the payments associated with the liabilities, based on the applicable yield curve and the company-specific credit spread.
The market values of the interest rate swaps were arrived at by discounting the expected future cash flows over the residual terms of the contracts based on current market interest rates and the yield curve (level 3 according to valuation hierarchy of IAS 39).

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4 Other explanatory comments
4.1. Capital management
In 2009, the capital management of Sovello was specifically characterized by efforts to ensure sustained liquidity. Due to the ongoing negotiations with syndicated banks and the restriction of credit lines together with the drastically worsening market conditions, the Company faced significant financial risks in 2009. The financing of the Company was maintained by cash contributions by the shareholders, improved working capital management and the introduction of comprehensive measures to reduce costs.
In April 2010, Sovello AG was sold to an investor. In the course of this transaction, sufficient capital was provided by the new shareholder in the form of equity contributions and shareholder’s loan, which is partly used to decrease the external financing. A corresponding agreement with the syndicated banks and another financing bank has been achieved and implemented. Loans granted by the former shareholders were converted into equity of the Company in the course of the change in ownership. As a result of these measures, there is now a solid capital structure, which can be mainly characterized by strengthened equity, a significant decline in debt and a share of governmental support. We refer to our comments in Note 4.11. Subsequent events.
The table below shows the balance sheet total, the economic equity, defined as reported equity adjusted for the impact of government support deferred in the balance sheet, in both absolute figures and as a percent of the balance sheet total, and the net financial liabilities (financial liabilities minus cash and cash equivalents):

(In thousands of EUR)	Dec 31, 09	Dec 31, 08
Balance sheet total	398,288	467,145
Equity	63,970	107,796
Equity in per cent of balance sheet total	16.1	23.1
Net indebtedness	217,535	247,527
4.2. Related party disclosures
Parties related to Sovello include its three shareholders Evergreen, Q-Cells and REC, as they jointly control Sovello. Related parties also include the members of the Management Board and Supervisory Board and close members of the families and domestic partners of these individuals. The authorized representatives of the Company and their family members and domestic partners were identified as key employees and are also considered related parties.
All transactions with related parties are conducted on an arm’s length basis.

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The Company has an agreement with Evergreen for the distribution of its products (solar modules) on a commission basis. For distributing the products Evergreen is paid a sales-based commission. The agreement was made for an initial term of three years and is renewed automatically for successive periods of one year unless terminated by giving one year’s notice. The bad debt and product warranty risks remain with Sovello.
Purchases and sales of silicon and other raw materials take place regularly between Sovello and its shareholders to cover ongoing requirements. Sovello has a long-term supply agreement for silicon with a wholly-owned subsidiary of REC to assure being supplied with silicon for a period of more than five years. Further information will be found in Note 3.5. Advance payments.
Sovello also has license and technology transfer agreements with the shareholders which grant Sovello, among other things, the right to use newly developed technologies.
In addition, loan agreements exist with the shareholders, which are partly in USD for Evergreen. The carrying value of all loans as of December 31, 2009 amounts to EUR 164 million, of which EUR 27 million were newly issued in 2009. Interest rates vary between 5.43 and 7% p. a. Due to several amendments, all loans mature on June 30, 2010. In addition, interest payments for all loans were also deferred until the final maturity of the loan amounts, to the extent that such terms were not already contractually agreed as such. Accrued interest as of December 31, 2009 was EUR 9,368 thousand. In June 2009, the shareholders declared an unlimited subordination regarding their claims for repayment of the loans and for payment of already accrued and future interest behind all current and future receivables of other creditors of the Company. We refer to our comments in Note 4.11. Subsequent events.
At December 31, 2009, Sovello had trade receivables from Evergreen amounting to EUR 1,475 thousand (2008 EUR 46,850 thousand). Sovello owed Evergreen EUR 3,890 thousand (2008 EUR 1,343 thousand) for trade payables and EUR 57,923 thousand (2008 EUR 46,870 thousand) for loans. Sovello realized gains of EUR 29,495 thousand (2008 EUR 213,971 thousand) from the sale of goods (mainly modules) and billing of costs. The expenses in 2009 amounted to EUR 272 thousand (2008 EUR 2,011 thousand) for purchases of goods and/or services and costs billed, EUR 0 thousand (2008 EUR 50 thousand) for the transfer of research and development services and EUR 4,929 thousand (2008 EUR 7,711 thousand) under license agreements. Interest and similar expenses in 2009 amounted to EUR 3,169 thousand (2008 EUR 2,236 thousand). Regarding expenses and income for one individual guarantee case relating to the sales representative agreement, we refer to the development of other provisions in section 3.16 of these notes.
Trade receivables from Q-Cells at December 31, 2009, amounted to EUR 24 thousand (2008 EUR 0 thousand). Sovello owed Q-Cells at December 31, 2009, EUR 601 thousand (2008 EUR 453 thousand) for trade payables and EUR 57,781 thousand (2008 EUR 45,659 thousand) for loans. Q-Cells supplied raw materials for EUR 0 thousand (2008 EUR 3,359 thousand) in 2009, while Sovello supplied raw and other materials to Q-Cells for EUR 0 thousand (2008 EUR 3,070 thousand).

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Gains on other services and cost billings in 2009 amounted to EUR 60 thousand (2008 EUR 131 thousand). In 2009 expenses for research and development services amounted to EUR 0 thousand (2008 EUR 597 thousand) and for purchased services and cost billings EUR 750 thousand (2008 EUR 1,169 thousand). Interest and similar expenses in 2009 amounted to EUR 3,129 thousand (2008 EUR 2,208 thousand).
At December 31, 2009, Sovello owed REC EUR 57,748 thousand (2008 EUR 45,656 thousand) for loans. Interest and similar expenses in 2009 amounted to EUR 3,092 thousand (2008 EUR 2,205 thousand).
The members of the Management Board in 2009 were:
Dr. Theodor Scheidegger, Computer Scientist, Chief Executive Officer,
Hans-Joerg Axmann, Engineer, Chief Technology Officer,
Joerg Baumheuer, Engineer, Chief Operating Officer,
Christian Langen, Businessman, Chief Sales and Marketing Officer.
The members of the Supervisory Board in 2009 were:
Richard M. Feldt, Engineer, Chief Executive Officer of Evergreen, Chairman,
Anton Milner, Engineer, Chief Executive Officer of Q-Cells, Vice Chairman
Dr. Nedim Cen, Businessman and Engineer, Chief Finance Officer Q-Cells, (from August 10, 2009),
John Andersen, Businessman (MBA), Chief Operating Officer of REC,
Terje Pilskog, Businessman (MBA), Vice President Business Development REC (from May 7, 2009),
Michael El-Hillow, Businessman (MBA), Chief Financial Officer of,
Mandy Hildebrandt, Mechatronics Technician, technical employee process development Sovello,
Norbert Krebs, Technician, Shift Leader, Sovello,
Sandra Seidewitz, Process technologist, Customer Service Sovello,
Erik Thorsen, Businessman (MBA), former CEO REC (until April 21, 2009),
Dr. Hartmut Schuening, Businessman, former CFO Q-Cells (until August 7, 2009).
Information on the remuneration of the members of the Management Board and the Supervisory Board will be found in Note 4.7. Remuneration of the Members of the Management Board and the Supervisory Board.
One member of the Management Board and one authorized representative of the Company received solar modules of a total of EUR 400 thousand (2008: EUR 0 thousand) within the framework of the employee sale in 2009.
Sovello has a business relationship involving services with an enterprise owned by an individual having a related-party relationship with a member of Sovello’s Supervisory Board. In 2009 this enterprise performed services for Sovello for EUR 875 thousand (2008 EUR 2,327 thousand). At December 31, 2009, payables arising from this relationship amounted to EUR 0 thousand (2008 EUR 392 thousand).

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4.3. Financial risk management
4.3.1. Financial risk factors
The focus of the financial risk management is on securing liquidity for operations and the medium- and long-term growth of the Company. Also, Sovello’s business activities expose it to risks from fluctuations in interest rates and exchange rates, and to credit risk. Financial risk management aims to limit these risks by ongoing operational and finance-oriented activities. For this purpose, selected derivative hedge instruments and other appropriate measures are used, depending on the assessment of the risk. Generally, Sovello hedges only risks affecting its cash flows. Derivatives are employed only as hedging instruments, i.e. they are not used for trading or other speculative purposes.
The fundamentals of Sovello’s financial policies are established by the Management Board and overseen by the Supervisory Board. Responsibility for ongoing risk management lies with Sovello’s finance department.
     4.3.1.1. Liquidity risk
The liquidity risk presents the risk that the Company is not able to meet its financial obligations, such as interest payments and redemption of financial debts, payment of trade payables and other existing liabilities.
2009 was characterized by ongoing negotiations with lending banks about the restructuring of the syndicated loans. The securing of liquidity of the Company was made in the past twelve months by further contributions from the shareholders in form of loans (EUR 27 million) and loan payments on behalf of the company (EUR 18.5 million) as well as by systematic cost reductions and improved working capital management by the Company. Among others, the basis for this was a weekly updated monitoring of cash flows by management with a detailed liquidity plan for a planning horizon of 24 months. We also refer to our explanations in section 4.11. Subsequent events of these notes.
As of December 31, 2009, cash and cash equivalents of Sovello amounted EUR 24,267 thousand (2008 EUR 11,525 thousand), of which EUR 2,778 thousand was not available for use by the Company. We refer to our explanations in section 3.9. Cash and cash equivalents of these notes.

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The following tables show the contractual fixed interest and redemption payments from financial liabilities including derivative financial instruments with a negative present value as of December 31, 2009 and December 31, 2008. Net interest payments are stated for interest rate swap transactions and the undiscounted cash flows for the next business years are stated for other financial obligations. All financial instruments that existed as of the balance sheet date and that were subject to contractual agreed payments, were included. Target figures for future new liabilities are not included. Variable interest payments were calculated based on the interest rates, which were lastly fixed before December 31, 2009 or, in the case of the interest rate swaps, under consideration of the yield curve. Repayable financial liabilities are always assigned to the earliest possible time period.

				2015
Dec 31, 2009			2012	and
(In thousands of EUR)	2010	2011	-2014	beyond
Non-derivative financial liabilities
Bank debt	69,543	0	0	0
Shareholders’ loans	178,319	0	0	0
Trade payables	24,777	0	0	0
Derivative financial liabilities
Interest rate swaps	429	0	0	0

				2014
Dec 31, 2008			2011	and
(In thousands of EUR)	2009	2010	-2013	beyond
Non-derivative financial liabilities
Bank debt	89,334	38,783	0	0
Shareholders’ loans	7,315	146,594	0	0
Trade payables	34,030	0	0	0
Derivative financial liabilities
Interest rate swaps	990	244	0	0
     4.3.1.2. Exchange rate risk
Movements in exchange rates can give rise to unwanted and unforeseeable fluctuations in profits and cash flows. The currency risks to which Sovello is exposed arise mainly from its operating activities, as products are exported to the US and certain raw and other materials are purchased in US dollars. Furthermore, in 2008 part of the shareholder loans was in US dollars. Transactions in other currencies are not significant.

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Currency risks are evaluated regularly by comparing the expected cash inflows and outflows in US dollars. The time horizon considered is usually twelve months. The focus in this process is on natural hedging of the US dollar inflows and outflows arising from the underlying purchase and sales agreements. If there is a net risk position in US dollars Sovello considers the use of currency hedges to reduce the economic risk, depending on what movements are expected in the exchange rate. In 2008 and 2009 the Company entered into a number of forward exchange contracts to hedge net US dollar positions arising from the sale of solar modules in US dollars, which were due before the balance sheet date. These contracts do not meet IAS 39 criteria for hedge accounting. Gains or losses on the measurement of the forward exchange contracts as of the balance sheet day of the previous year are recognized in profit or loss. Further information will be found in Note 4.3.2. Disclosures on derivative financial instruments and hedging.
The carrying amounts of the financial assets and liabilities in foreign currencies represent the foreign currency exposure at the year end. There were no currency hedges at the balance sheet day.
The following table gives an overview of the financial instruments denominated in US dollars at December 31, 2009 and 2008:

(In thousands of EUR)	Dec 31, 09	Dec 31, 08

Cash and cash equivalents	3,314	5,495
Trade receivables	324	24,203
Positive fair values from derivative financial instruments (foreign exchange forward contracts)	0	2,601
Trade payables	892	4,796
Financial liabilities (shareholders’ loans)	26,294	16,870
Sensitivity analyses are performed firstly on the net position of the original financial instruments in US dollars. The currency risk is arrived at by multiplying the unhedged currency positions by a 10% upward or downward movement in the USD/EUR exchange rate.
In addition, an analysis of sensitivity to exchange rate movements was performed in the previous year on the forward exchange contracts, because they were not within a hedging relationship meeting the criteria of IAS 39 and changes in the exchange rate for the US dollar underlying the contracts affect operating profit or loss (gain or loss on fair value adjustments).
Annex 1.5 / 36

A 10% decrease in the value of the US dollar versus the euro at December 31, 2009, would have increased the net income of 2009 by EUR 1,813 thousand (2008 EUR 1,400 thousand). Of this effect,EUR 0 thousand (2008 EUR 2,019 thousand) would have been attributable to the forward exchange contracts and EUR 1,813 thousand (2008 EUR -618 thousand) to the original financial instruments. A 10% increase in the value of the US dollar versus the euro would have decreased the net income by EUR 1,813 thousand (2008 EUR 1,850 thousand). Of this effect, EUR 0 thousand (2008 EUR -2,468 thousand) would have been attributable to the forward exchange contracts and EUR -1,813 thousand (2008 EUR 618 thousand) to the original financial instruments.
          4.3.1.3. Interest rate risk
Sovello is exposed to interest rate risks because of its variable rate financial liabilities. It reduces these risks partly by using interest rate swaps which exchange the variable interest rate for a fixed rate of 4.655%. The carrying amount of the variable rate financial liabilities at the reporting date was EUR 68,079 thousand (2008 EUR 120,036 thousand).
In 2007, to hedge its exposure to the risk of interest rate movements, the Company entered into interest rate swaps having an initial total notional principal amount of EUR 90,000 thousand and terms running until September 30, 2010. The notional principal amounts, terms and maturity dates match those of a portion of the liabilities. These hedging relationships are designated as cash flow hedges. The Company applies the hedge accounting rules of IAS 39.
In accordance with IFRS 7 interest rate risks are presented by means of sensitivity analyses. These sensitivity analyses show how profit or loss or equity would have been affected by changes in market interest rates. The sensitivity analyses are prepared using the following assumptions:
In the case of original financial instruments with fixed interest rates, changes in market interest rates affect profit or loss only where the financial instruments are measured at fair value. Financial instruments with fixed interest rates which are measured at amortized cost do not therefore expose the Company to the risk of interest rate movements.
In the case of original financial instruments with variable interest rates which are not designated as hedged items within a cash flow hedging relationship, changes in market interest rates affect profit or loss and are therefore to be included in the interest rate sensitivity analysis (cash flow risk) under IFRS 7. An increase (decrease) of 100 basis points in the market interest rate at December 31, 2009, would have decreased (increased) the profit for 2009 by EUR 611 thousand (2008 EUR 278 thousand).
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In the case of financial instruments designated as cash flow hedges, changes in market interest rates affect the accumulated other comprehensive income component of equity, and are therefore included in the fair value sensitivity analyses. A decrease of 100 basis points in the market interest rate at December 31, 2009, would have decreased equity by EUR 36 thousand (2008 EUR 217 thousand); an increase of 100 basis points would have increased it by EUR 41 thousand (2008 EUR 293 thousand).
          4.3.1.4. Other price risks
As part of the presentation of market risks, IFRS 7 also requires disclosures on how changes in risk variables would have affected the prices of financial instruments. Such risk variables include stock exchange prices and indices.
At the reporting date Sovello held no financial instruments of relevance.
          4.3.1.5. Credit risk
The risk of a loss arising from financial assets consists of the possibility of default by a counterparty. The maximum credit risk exposure is thus the carrying amount of the relevant asset.
To reduce the risk of losses from counterparty default, Sovello obtains credit reports on the counterparty or evaluates historical data on the business relationship, in particular the payment record. Letters of credit or payment in advance are agreed with the counterparty where appropriate. Furthermore, trade credit insurances within the scope of subscribed credit limits were taken out for individual customers in the business year 2009. Net receivables of EUR 888 thousand from the total of all trade receivables in the amount of EUR 10,320 thousand were insured for the full amount against default risks. So far, allowances on receivables were only necessary on a limited basis.
Sovello enters into financial transactions only with counterparties having a satisfactory credit rating, so the risk of loss is considered to be minor.
Annex 1.5 / 38

4.3.2. Disclosures on derivative financial instruments and hedging
To hedge its exposure to the risk of interest rate movements arising from the variable interest rate syndicated loan, the Company entered into interest rate swaps having an initial total notional principal amount of EUR 90,000 thousand and terms running until September 30, 2010 (cash flow hedge). The variable interest rate Tranche A of the syndicated loan was designated as the hedged item. The object of the hedging was to transform the variable interest rate bank loan into a fixed interest rate financial liability. At the reporting date the notional principal amount of the interest rate swaps was EUR 22,500 thousand (2008 EUR 52,500 thousand). The negative market value of EUR -429 thousand (2008 EUR -1,147 thousand) is included under current (2008: non-current) other financial liabilities.
As in 2008, the cash flow hedge had an effectiveness of 100%, and can thus be treated as an effective hedge. At the reporting date, therefore, the unrealized loss of EUR 330 thousand after deferred tax (2008 EUR 883 thousand) was recognized in equity. The change in fair value after deferred taxes amounted in the business year to EUR 553 thousand (2008: EUR -756 thousand).
Besides the forward exchange contracts existing from the previous year, the Company entered into additional forward exchange contracts in 2009 with terms ending no later than dates in November 2009 to hedge its exposure to the risk of exchange rate movements arising from the sale of solar modules in US dollars. As of December 31, 2009, all contracts have been exercised. These contracts did not meet the IAS 39 criteria for hedge accounting. The total nominal amount of the forward exchange contracts at December 31, 2008 was USD 40 million. The market value of EUR 2,601 thousand was included under current other financial assets in the previous year. In the previous year, the profits from the market valuation of the forward exchange contracts were recorded under other operating income in the statement of comprehensive income.
     4.4. Contingent liabilities and provision of security
The conditions attaching to taxable state investment grants require Sovello among other things to comply with an employment guarantee. This obligates Sovello to assure jobs at Bitterfeld-Wolfen for a period of five years from the beginning of the relevant period during which the funds may be used only for the specified purpose.
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Collateral has been provided for the syndicated loan in the form of all material assets of Sovello. Collateralization consists principally in the transfer of ownership by way of security of the non-current and current assets, blanket assignment of all trade receivables and assignment of all entitlements to federal and state investment grants. Also, land charges (security in real estate) amounting to EUR 112,000 thousand have been entered in the land register. In connection with the supplementary agreement of September 2008 to the syndicated loan agreement the Company has undertaken to create a further land charge in the amount of EUR 60,000 thousand,which has not yet been entered in the land register. Under the loan agreement, Sovello is not permitted to provide security for any other financial liabilities that would involve charging present or future assets, or to allow such security to exist. Exceptions to this rule include statutory or contractual liens arising in the normal course of business, and the customary retentions of title.
4.5. Other financial commitments
Other financial obligations comprise contracts for the future supply of goods and/or services, non-cancelable operating leases and purchase commitments for capital expenditures on production expansion.

			2015	Total
		2011	and	Dec 31,
(In thousands of EUR)	2010	-2014	beyond	2009

Long-term procurement contracts for raw materials	39,687	175,730	14,321	229,738
Purchase orders for materials	17,636	0	0	17,636
Other long-term procurement contracts	15,094	27,757	3,785	46,636
Purchase orders for services	4,813	420	0	5,233
Purchase commitments for non-current assets	4,468	0	0	4,468
Operating leases	121	82	0	203

Total	81,819	203,989	18,106	303,914

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			2014	Total
		2010	and	Dec 31,
(In thousands of EUR)	2009	-2013	beyond	2008

Long-term procurement contracts for raw materials	12,856	270,252	203,638	486,746
Purchase orders for materials	39,963	0	0	39,963
Purchase commitments for non-current assets	36,543	0	0	36,543
Other long-term procurement contracts	5,175	11,064	0	16,239
Purchase orders for services	2,555	754	0	3,309
Operating leases	152	175	0	327

Total	97,244	282,245	203,638	583,127

The expenses recognized in the income statement for operating leases amount to EUR 176 thousand (2008 EUR 136 thousand).
4.6. Ligitation
In 2008, the European Commission commenced two formal investigations under the provisions of the EC Treaty on governmental financial assistance. One of the two investigations, which was concerned with financial assistance rules of the combining of investment projects by the Company, ended with approval of the federal and state investment grants without reduction of the rate of aid. A second investigation was concerned with the approval for the Company of financial assistance designed for smaller and medium-sized enterprises (SME). On January 27, 2010, the European Commission announced its negative decision. The repayment obligation in the amount of EUR 11.5 million including interest are recorded in accruals for the repayment of federal and state investment grants. We refer to our explanations in sections 4.11. Subsequent events of these notes.
Other than the above, Sovello is not currently involved in any pending court or arbitration proceedings that could have a material adverse affect on the Company’s financial position, cash flows, liquidity or results of operations.
Annex 1.5 / 41

4.7. Remuneration of the members of the Management Board and the Supervisory Board
The remuneration of the members of the Management Board for 2009 and 2008 is as follows:

(In thousands of EUR)	2009	2008

Fixed compensation	738	599
Performance-related compensation	298	433
Termination benefits	0	137
Other compensation	65	50

Total	1,101	1,219

Remunerations from performance-related compensation in the previous year decreased in 2009 by EUR 222 thousand due to subsequent adjustments. Other compensation consists mainly of rent allowances and non-cash benefits. All remuneration is of a short-term nature.
As in 2008, the members of the Supervisory Board received no remuneration for serving on the Board. Reimbursement of travel and other expenses does not exceed the income tax exemption limits.
4.8. Number of employees
In 2009 the Company employed an average of 1,174 (prior year 1,087) persons. Employees at the reporting date were working in the following areas:

	Dec 31, 09	Dec 31, 08

Production	1,004	1,110
Administration	108	50

Total	1,112	1,160

4.9. Other disclosures about the Company
Sovello’s activities comprise the development, manufacture and marketing of solar modules. Its integrated production processes embrace the manufacture of solar wafers and solar cells, the primary components of solar modules.
Sovello AG is listed in the commercial register of the Stendal District Court under HRB 8253. The Company has its principal place of business at Sonnenallee 14-30, 06766 Bitterfeld-Wolfen (District Thalheim), Germany.
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The financial statements prepared in accordance with the provisions of the Commercial Code (HGB) are obtainable at the Company’s principal place of business and are published in the Electronic Federal Gazette.
Sovello is included in the consolidated financial statements of all three shareholders (by Evergreen and Q-Cells using the equity method, and by REC using proportionate consolidation). Information on the shareholdings will be found in Note 3.10. Equity.
4.10. Auditors‘ fees
The fees for the auditors of the annual financial statements, Deloitte & Touche GmbH Wirtschaftspruefungsgesellschaft, Frankfurt/Main, including expense reimbursements that were recognized as expenses in 2009 amounted to:
a)	For audit services EUR 101 thousand (2008: EUR 98 thousand),

b)	For tax services EUR 20 thousand (2008: EUR 28 thousand),

c)	For other confirmatory or valuation services EUR 77 thousand (2008: EUR 193 thousand),

d)	For other services EUR 0 thousand (2008: EUR 1 thousand).
4.11. Subsequent events
Sale of shares in Sovello AG
On March 23, 2010, the shareholders Evergreen Solar Inc., Q-Cells SE and REC ASA signed a contract to sell 100% of their shares in Sovello AG to Ventizz Capital Fund IV, L.P. The transfer of the shares was subject to the occurrence of various conditions, which were fully met at the time of preparing the annual financial statements and the sale closed on April 22, 2010. Upon conclusion of this transaction, Ventizz made cash contributions into the Company’s equity and in the form of a new shareholder’s loan. The syndicated loan was reduced to a residual amount of EUR 15 million. The complete repayment was agreed to be made by December 30, 2010. Furthermore, another loan in the amount of EUR 10 million was made by Investitionsbank Sachsen-Anhalt. In the course of the restructuring of the Company’s financing, further cash subsidies of the former shareholders were made and the existing shareholder loans were converted to equity. As a result of the transaction, the Company’s equity increased by approximately EUR 220 million. The financial liabilities were decreased to a total of EUR 55 million.
As a part of this transaction, important business agreements were amended, which, in particular, ensure the further use of the String-RibbonTM production procedure and the silicon supply. The composition of the Supervisory Board of the Company has been changed accordingly. Due to the transfer of all shares in the Company to a new shareholder, the existing tax loss carry forwards are likely to be no longer available.
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Investigation of the European Commission
In June 2008, the European Commission opened a formal investigation concerned with the approval for the Company of financial assistance designed for smaller and medium-sized enterprises (SME). Specifically, a so-called SME-Bonus was granted to the Company in 2006 in the amount of EUR 9.6 million. On January 27, 2010, the European Commission announced that the relevant subsidies were not compatible with the European state aid law and should be refunded. In the first quarter of 2010, recovery orders were made by the respective grant donors in the amount of EUR 10.8 million, including interest. The amounts were repaid in April 2010.
Furthermore, no material events with special significance occurred since the end of the business year 2009 through the preparation of the annual financial statements.
4.12. Authorization for issue
The Management Board prepared the annual financial statements on April 23, 2010 and thereby authorized them for issuance for the purposes of IAS 10.
Bitterfeld-Wolfen, April 23, 2010
Sovello AG
The Management Board

/s/ Theodor Scheidegger	/s/ Hans-Joerg Axmann
Dr. Theodor Scheidegger	Hans-Joerg Axmann
Chief Executive Officer	Chief Technology Officer

/s/ Joerg Baumheuer	/s/ Christian Langen
Joerg Baumheuer	Christian Langen
Chief Operating Officer	Chief Marketing and Sales Officer
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